LEE PHARMACEUTICALS, INC.

11 N. Water St.

Mobile, Alabama 36602

JANUARY 13, 2023

VIA EDGAR

Attorney Lauren Pierce

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Re: Lee Pharmaceuticals, Inc.

Form 1-A: Request for Qualification

File No. 024-11991

Dear Ms. Pierce:

Lee Pharmaceuticals, Inc. (the “Company”) hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Tuesday, January 17, 2023, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ John B. Morgan John B. Morgan President